EXHIBIT 6.16
As of December 23, 1998


Mr. Dan Michel
12533 San Vicente Boulevard
Los Angeles, California 90049


Mr. Howard Russo
327 10th Street
Santa Monica, California 90402


Re:      Michel/Russo, Inc./Stock Purchase


Dear Dan and Howard:


This letter will confirm the terms of the agreement ("Agreement") reached between Dan Michel ("Michel") and Howard Russo ("Russo") (individually, a "Seller" and collectively, "Sellers"), as sole owner of Michel/Russo, Inc. ("MR"), on the one hand, and Total Film Group, Inc. ("Total"), on the other hand, with respect to the acquisition by Total of 100% of MR's issued and outstanding capital stock for the possible purpose of forming a new marketing and design company in combination with Dyer Communications, Inc. and/or other entities. For the purpose of this letter, such possible new marketing and design company shall be named Total Communications, Inc. ("TC"). The terms are the following:

1. Definitions: In addition to the terms defined elsewhere in the Agreement, the following terms when used in this Agreement shall have the following meaning:

a. "Agreement" means this deal letter together with all the exhibits and schedules referred to herein.

b. "Closing Date" means on such date as the parties shall mutually designate, but in any event on or before January 6, 1999.

c. "Disclosure Schedule" means the schedule of even date herewith written by Sellers and containing exceptions to the specific representations and warranties.

d. "Due Diligence Report" means the due diligence report established, upon Total's request, by Sellers on the general legal, social and tax matters related to MR, and the financial statements as of December 31, 1997, as well as MR's operations and statements for the period from January 1, 1998 to November 30, 1998.

e. "Knowledge" or "known" or "best knowledge" means, with respect to any representation or warranty or other statement in this Agreement qualified by the knowledge of any party, such party's actual knowledge, but including all facts which such party should have discovered by conducting such reasonable examination as a reasonably prudent person would conduct in making such representation, warranty or other statement.

f.       "Shares" means 100% of MR's issued and outstanding capital stock.

2.       Conditions Precedent:

a. Total and Sellers each acknowledge and agree that the obligations of Total are expressly conditioned upon and subject to the following: (i) Total's receipt of this Agreement fully executed by Sellers; (ii) the representations and warranties of Sellers contained in this Agreement shall be true and correct in all material respects on and as of the Closing Date as though made at and as of that date (except where such representation and warranty is made as of a date specifically set forth therein), and Sellers shall have delivered to Total a certificate to that effect; and (iii) Sellers shall in all material respects have performed and complied with all terms, agreements, covenants and conditions of this Agreement to be performed or complied with by Sellers at the Closing Date, and Sellers shall have delivered to Total a certificate to that effect.

b. The obligations of Sellers under this Agreement are subject, at the option of Sellers, to the satisfaction or waiver of each of the following conditions at or prior to the Closing Date: (i) the representations and warranties of Total contained in this Agreement shall be true and correct in all material respects on and as of the Closing Date as though made at and as of that date (except where such representation and warranty is made as of a date specifically set forth therein), and Total shall have delivered to Sellers a certificate to such effect; (ii) Total shall in all material respects have performed and complied with all terms, agreements, covenants and conditions of this Agreement to be performed or complied with by it at the Closing Date, and Total shall have delivered to Sellers a certificate to that effect; and (iii) Michel and Russo shall have been fully released from their guaranties or other personal liability with respect to the obligations of MR described in Exhibit 6 of the Disclosure Schedule for which Michel or Russo has executed a guaranty or otherwise incurred any personal liability.

3.       Purchase of Shares/Consideration:

a. Sale: Subject to the terms and conditions set forth herein, on the Closing Date, Michel and Russo shall sell and transfer to Total and Total shall purchase from Michel and Russo 100% of the Shares. Michel and Russo represent and warrant that they have no interest in the assets of MR, whether real, personal, tangible or intangible including the goodwill, business and trade names of MR, which shall remain the property of MR after the closing of the purchase of the Shares by Total. The parties acknowledge that Exhibit 15 of the Disclosure Schedule lists certain items which are owned personally by Michel or Russo and which are located at the offices of MR. Michel and Russo shall be permitted to remove such items from such offices at any time.

b. Consideration: In consideration for the sale and transfer of 100% of the Shares and all of MR's assets and property, Total shall deliver to Michel and Russo a number of shares of common stock of Total (the "Total Shares") having an aggregate value equal to $318,700. For purposes hereof, the value per share of Total Shares shall be deemed to be the average closing bid price per share of Total common stock on the OTC Bulletin Board on each of the ten consecutive trading days immediately prior to the Closing Date on which such shares may be traded. Of the Total Shares, 50% shall be delivered to Michel and 50% shall be delivered to Russo.

c. Financial Control: On the Closing Date, Total shall have the exclusive right to control MR's finances and shall immediately assume responsibility for handling all financial affairs of MR including, without limitation, collecting accounts receivable and assuring that all accounts payable and other debts are timely paid. Total shall take responsibility for the finances, accounting, administration, personnel and all management functions and shall be responsible for the operation of MR except to the extent such duties may be delegated to Michel and Russo pursuant to their Employment Agreements.

d. Transfer Taxes: Any California and/or Delaware transfer tax which may be payable in connection with the sale of the Shares will be the sole responsibility of Sellers.

e. Expenses: Total agrees to pay, without right of reimbursement from Sellers, the costs incurred by it in the performance of its obligations under this Agreement and the consummation of the transactions contemplated hereby, including the fees and disbursements of its counsel, accountants and consultants employed by it in connection herewith. Total shall cause MR to pay, without right of reimbursement from Sellers, the costs incurred by Sellers in connection with the transactions contemplated hereby, including the fees and disbursements of their counsel and accountants employed by them in connection herewith.

f. Release of Guaranties: Total shall pay on the Closing Date or otherwise secure the discharge of Sellers' liability under each guaranty or other personal obligation which either Seller may have with respect to any of the obligations of MR described in Section 2(b)(iii).

4.       Closing:

The closing shall take place at the offices of Total on the Closing Date. At the closing, Sellers shall deliver to Total stock certificates representing the Shares duly endorsed for transfer to Total, and Total shall deliver to Sellers stock certificates representing the Total Shares in the name of Sellers as designated by each of them prior to the Closing Date. On the Closing Date, MR shall be in possession of all of MR's property, assets, operating agreements, records, books, correspondence and intellectual property. After the closing, Total shall have all rights of ownership of MR.

5.       Indemnity:

a. Subject to the limitations set forth in this Section 5 below, Sellers hereby agree severally and proportionately to indemnify and hold harmless Total (and its successors, assigns, representatives and agents) from and against any and all claims, demands, causes of action, costs (including reasonable attorneys' fees and costs), expenses, losses and damages (collectively, "Losses") arising out of or resulting from any breach by Sellers of any of Sellers' representations, warranties and agreements contained in this Agreement, net of (i) any tax adjustments, benefits, savings or reductions, and (ii) any insurance proceeds, in either case to which Total (or such other indemnified party) is entitled by virtue of such claims, demands, causes of action, costs, expenses, losses and damages. Each of the Sellers shall bear fifty percent (50%) of any indemnification liability hereunder. Sellers may, but shall not be obligated to, satisfy any claims of Total or any of its successors, assigns, representatives or agents for indemnification by transferring to such indemnified party Total Shares having a value equal to the amount of indemnification owing to such indemnified party, with each Total Share being valued at the amount per share determined under Section 3(b) above (with the number and price per share of Total Shares to be transferred being subject to appropriate adjustment in the event of any stock dividend, split, subdivision, combination, reclassification, merger or reorganization affecting the shares of Total common stock).

b. Sellers' representations and warranties contained herein shall survive for a period of three (3) years from the Closing Date and shall then expire. Upon the expiration of a representation or warranty pursuant to this Section 5(b), unless written notice of a claim based on such representations or warranty specifying in reasonable detail the facts on which the claim is based shall have been delivered to the Sellers prior to the expiration of such representation or warranty, such representation or warranty shall be deemed to be of no further force or effect, as if never made, and no action may be brought based on the same, whether for breach of contract, tort or under any other legal theory.

c. No claim for indemnification will be made by Total or any of its successors, assigns, representatives or agents unless the aggregate of all Losses incurred by such party otherwise indemnified against hereunder exceeds $5,000 and only to the extent of any such Losses in excess of $5,000. The Sellers shall not be required to pay indemnification for Losses (whether in an action for indemnification or otherwise) by Total or any of its successors, assigns, representatives or agents (including any Losses previously recovered) in excess of an aggregate maximum amount of $468,700; provided, however, that that such maximum amount shall not apply to any Losses which are incurred as a result of any fraudulent misrepresentation of the Sellers.

d. Indemnification as provided in this Section 5 shall be the exclusive remedy for monetary damages (whether at law or in equity). Without limiting the foregoing, neither Sellers nor any of the respective officers, employees, agents, stockholders, affiliates or representatives of MR or Sellers shall have any liability or obligation to Total in respect of any statement, representation, warranty or assurance of any kind made by any of them, except for the representations and warranties set forth in this Agreement or the Disclosure Schedule.

6.       Employment Agreements:

On or before January 31, 1998, Total shall enter into an Employment Agreement with each of Michel and Russo (each, an "Employment Agreement"). Promptly after the Closing Date, Total shall prepare and deliver to each of Michel and Russo an initial draft of such Employment Agreement. Such Employment Agreement shall contain the terms summarized in Exhibit A attached hereto and such further provisions as the parties mutually agree upon. Total shall have the right to assign such Employment Agreements to TC or to any of its subsidiaries or related entities; provided, however, that any such assignment shall not be deemed to relieve Total of any liability for the performance of such Employment Agreements; and provided, further that each of Michel and Russo may terminate his Employment Agreement (upon 60 days written notice to Total) if in his sole discretion he elects to do so at any time after any such assignment which has not been approved in writing by him in advance (other than the contemplated assignment to TC, which Michel and Russo hereby approve in advance). Notwithstanding the foregoing, Total may provide written notification to Michel and Russo of such assignment, and if neither Michel nor Russo objects to such assignment within ten (10) business days after his receipt of such notification, their right to terminate their respective Employment Agreements after such assignment shall be deemed waived. If either Michel or Russo is entitled under this Section 6 to terminate his employment after such assignment and does so, Total shall be obligated to pay the balance then due on the Employment Agreement when such balance would otherwise be payable under the Employment Agreement (i.e., the total amount of Fixed and Incentive Compensation provided below and the value of all other benefits set forth herein through the end of the then current Term or renewal term (or through the end of the next succeeding renewal term if such termination occurs in the final sixty (60) days of any year and no notice of non-renewal is provided by either party prior to such sixty-day period)). Such payment shall be made at the expiration of the 60-day notice period.

7.       Representations and Warranties of Sellers:

The representations and warranties are made severally and proportionately by each Seller.

All the specific representations and warranties made herein are true and correct on the date hereof effective on the Closing Date and shall survive the date of this Agreement for the period set forth in Section 5(b). All statements made in the Disclosure Schedule are deemed representations.

a.       Corporate and Stock Representation:

         (i) Capitalization: The shares of MR are duly and validly issued in compliance with all applicable laws and regulations and fully paid, and constitute all of the issued shares in MR. MR has not issued any other shares, bonds, convertibles, or similar instruments. No option, warrant, agreement or commitment of any kind obligating MR to issue any equity interests in other stock exists. MR is not obligated or committed to purchase, redeem or otherwise acquire any of its outstanding shares or options related thereto.

         (ii) Ownership of the Shares: The Shares are owned by Sellers free and clear of all liens, pledges, encumbrances, claims, options or restrictions affecting any of the rights attached to such Shares. Each Seller has full legal right, power and authority to enter into this Agreement and to assign and transfer the Shares held by him to Total.

         (iii) Incorporation of MR: MR is in all respects duly organized, in good standing and validly existing under the laws of the State of California, and MR has all the requisite corporate power to own its assets and to carry out its business as it is now conducted, and said business has been conducted and is now being conducted to the best knowledge of Sellers in conformity with all applicable laws and regulations. No action is pending or threatened, to the best knowledge of Sellers, to declare MR bankrupt and it has not filed or commenced any proceedings for judicial or extra-judicial arrangements or settlements with its creditors.

         (iv) Corporate Documents: Sellers have delivered to Total, true and complete and updated copies of the latest version of the by-laws and all other corporate charter documents of MR. A copy of such documents is attached in Exhibit 1 of the Disclosure Schedule. To the best knowledge of the Sellers, all accounts, books, financial and other records of whatsoever kind of MR required to be maintained by law have been fully, properly and accurately maintained in all material respects in accordance with applicable law and contain due and accurate records in all material respects of all matters required to be rendered therein, and reflect truly and accurately in all material respects all transactions involving the businesses and affairs of MR. The minute books of MR contain complete and accurate records of all shareholders' and directors' meetings and of all actions taken by such shareholders and directors. The meetings referred to in such minute books were duly and validly adopted. The signature(s) appearing on all documents contained in such minute books is/are the true signature(s) of the person(s) purporting to have signed. The books of registered shares or other registered stock of MR reflect accurately the number of shares or other stock held by the Sellers.

         (v) Representation and Banks: Set forth in Exhibit 2 of the Disclosure Schedule are: (1) the names and addresses of all banks and other financial institutions in which MR has an account with the names and addresses of all persons authorized to draw on said accounts, and (2) the names and addresses of all persons holding a power of attorney on behalf of MR and the subject and scope of such power of attorney.

b. Assets: Except as set forth in Exhibit 3 of the Disclosure Schedule, MR is the owner free and clear of all mortgages, liens, pledges, encumbrances, claims, preemption rights, options, restrictions, easements and commitments of any kind of all installations, accounts receivable, cash and all other fixed and current assets, including but not limited to raw materials, in process products and finished products that it presently owns; the list of the leasing agreements and rentals is set forth in Exhibit 4 of the Disclosure Schedule. There is no pledge on the assets of MR to the benefit of any third party except as set forth in Exhibit 4 of the Disclosure Schedule.

c. Intellectual Property: Set forth in Exhibit 5 of the Disclosure Statement is a true and complete list and copy of all trademarks, currently used trade names, corporate names and logos, whether registered or not, used, or owned but not used by MR (the "Intellectual Property"), and of all license agreements (as a licensor or licensee) relating to the Intellectual Property.

d.       Contracts and Commitments:

         (i) List of Agreements and Commitments: Set forth in Exhibit 7 of the Disclosure Schedule is a true and complete list of all material agreements and commitments (other than license agreements related to intellectual property, insurance policies or labor agreements referred to in other sections of this Agreement) to which MR is a party or by which it or any of its assets may be bound.

         (ii) Real Property Leases: Set forth in Exhibit 8 of the Disclosure
         Schedule is a complete list and copy of all the lease agreements of real property.

         (iii) MR has not entered into any written or oral agreement, commitment or understanding limiting or restraining it from carrying out its activities the way it would appear most appropriate to it, and notably from engaging or competing in any business in which it may engage, with any third party.

         (iv) Debts to and from related parties: MR is not indebted to any past or present director, officer or employee of Sellers or MR, other than for payment of salaries and compensation for services actually rendered to MR in the ordinary course of business and reimbursement of expenses incurred in the ordinary course of business, except as set forth in
         Exhibit 9-A of the Disclosure Schedule. Except as set forth in Exhibit 9-B of the Disclosure Schedule, there are no debts owed to MR by any of the same persons.

e. Insurance: Set forth in Exhibit 10 of the Disclosure Schedule is a true and complete list and copy of all insurance policies maintained by MR. All the assets of MR have been adequately insured with reputable and notably solvent insurance carriers; the insurance policies are still in force and full effect and all related premiums have been and still are fully paid in due course, and MR is, in the good faith judgment of its directors, adequately insured against the risks which it deemed appropriate. Neither Sellers nor MR has received any notification of cancellation or suspension of any policy or any notification of the cancellation, suspension or reduction of the coverage thereunder.

f. Employees: Set forth in Exhibit 11 of the Disclosure Schedule is a true and complete list of all employees of MR (other than Sellers) specifying their current salary, commissions, remuneration in kind, bonuses, pensions and other benefits.

g.       Compliance with laws, agreements and litigation: Except as disclosed in
         Exhibit 12 of the Disclosure Schedule.

         (i) To the best of Sellers' knowledge, MR has complied with all applicable laws, regulations, court decisions, arbitration awards and other legal requirements affecting its business and operations.

         (ii) To the best of Sellers' knowledge, all written agreements of any kind to which MR is a party or by which it or any of its assets may be bound are valid and enforceable in accordance with their terms.

         (iii) No material claim, investigation, action or proceeding is pending or, to the knowledge of MR threatened against MR, before any court, arbitrator, tribunal or official authority.

         (iv) Sellers have the right, power, capacity and authority to enter into this Agreement and to consummate the transactions contemplated therein. No prior authorization, consent or approval of, or notification to, any other person, firm or entity is required in order for Sellers to consummate the transactions contemplated hereby.

h.       Financial Statements:

         (i) Referenced Financial Statements: Set forth in Exhibit 13 of the Disclosure Schedule is the unaudited Financial Statement of MR at and for the eleven months ended November 30, 1998.

         (ii) Taxes: Except as set forth in Exhibit 14 of the Disclosure Schedule there are no tax liens or mortgages on any assets of MR and there are no pending tax examinations or tax claims asserted on MR, or to the best knowledge of Sellers, any basis of such claim.

8. Representations and Warranties of Total: Total hereby represents and warrants to Sellers as follows:

a.       Corporate and Stock Representation:

         (i) Capitalization: The Total Shares will, upon issuance thereof in accordance with the provisions hereof, be duly and validly issued in compliance with all applicable laws and regulations and fully paid, and will represent approximately __% of the issued and outstanding shares in Total.

         (ii) The Total Shares: Upon issuance thereof to Sellers, the Total Shares will be free and clear of all liens, pledges, encumbrances, claims, options or restrictions affecting any of the rights attached to such Total Shares. Total has full legal right, power and authority to enter into this Agreement and to issue the Total Shares to Sellers.

         (iii) Incorporation of Total. Total is in all respects duly organized, in good standing and validly existing under the laws of the State of Delaware, and Total has all the requisite corporate power to own its assets and to carry out its business as it is now conducted, and said business has been conducted and is now being conducted to the best knowledge of Total in conformity with all applicable laws and regulations. No action is pending or threatened, to the best knowledge of Total, to declare Total bankrupt and it has not filed or commenced any proceedings for judicial or extra-judicial arrangements or settlements with its creditors.

         (iv) Corporate Documents: Total has delivered to Sellers, true and complete and updated copies of the latest version of the by-laws and all other corporate charter documents of Total. To the best knowledge of Total, all accounts, books, financial and other records of whatsoever kind of Total required to be maintained by law have been fully, properly and accurately maintained in all material respects in accordance with applicable law and contain due and accurate records in all material respects of all matters required to be rendered therein, and reflect truly and accurately in all material respects all transactions involving the businesses and affairs of Total.

b. Annual Report. Total has provided to the Sellers a true and complete copy of its Annual Report for the year ended December 31, 1997. Except as disclosed by Total to Sellers in writing, since December 31, 1997, there has been no material adverse effect on Total's business, financial condition, results of operations or prospects. To the best knowledge of Total, the Total annual report provided to Sellers does not contain any untrue statement of a material fact.

9.       Plan of Reorganization:

Total and Seller hereby adopt this Agreement as a "plan of reorganization" within the meaning of sections 1.368-2(g) and 1.368-3(a) of the United States Treasury Regulations. No party shall take any action inconsistent with the treatment of the transfer of the Shares hereby as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code.

10.      Miscellaneous:

a. Notices: All notices hereunder shall be made in writing by personal delivery or first class registered or certified mail to the applicable address indicated below, or to such other address as the applicable party may designate by written notice to the other, and the date of such mailing or delivery shall be deemed the date of such notice.

                  Total Film Group, Inc.
                  9107 Wilshire Boulevard, Suite 475
                  Beverly Hills, California 90210

                  Michel Russo, Inc.
                  1501 Colorado Avenue, Suite 2
                  Santa Monica, California 90404

                  Dan Michel

                  12533 San Vicente Boulevard
                  Los Angeles, California 90049

                  Howard Russo
                  327 10th Street
                  Santa Monica, California 90402

         Copies of any notices sent to MR or any of the Sellers shall be delivered in addition to Russell C. Hansen, Gibson, Dunn & Crutcher LLP, 2029 Century Park East, Los Angeles, California 90067.

b. Assignment: Except as provided herein, this Agreement may not be assigned by any party without the prior written consent of the other party. This Agreement shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

c. Governing Law: This Agreement has been made and entered into in Los Angeles County, and shall be construed in accordance with the laws of the State of California applicable to agreements which are signed and fully performed within such State. All actions, proceedings or litigation brought by any party against another shall be instituted and prosecuted solely within the State of California and not anywhere else.

d. Entire Agreement. This Agreement, its exhibits and the Disclosure Schedule, the documents incorporated by reference, and the documents executed on the Closing Date in connection herewith, constitute the entire agreement between the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings, oral and written, between the parties hereto with respect to the subject matter hereof.

e. Attorneys' Fees. If any litigation is commenced (including any proceedings in a bankruptcy court) between the parties hereto or their representatives concerning any provision of this Agreement or the rights and duties of any person or entity hereunder, solely as between the parties hereto or their successors, the party or parties prevailing in such proceeding will be entitled to the reasonable attorneys' fees and expenses of counsel and court costs incurred by reason of such litigation.

f. Severability. The validity, legality or enforceability of the remainder of this Agreement will not be affected even if one or more of the provisions of this Agreement will be held to be invalid, illegal or unenforceable in any respect.

g. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

If the above terms are in accordance with your understanding, please acknowledge your agreement by signing where indicated below.

Sincerely yours,

Total Film Group, Inc.
By: /s/ Gerald Green
Its: President

Agreed and Accepted this 23rd day of December, 1998.

/s/ D. Daniel Michel, Jr.

/s/ Howard Russo

                                    Exhibit A

                    Principal Terms of Employment Agreements

For the purpose of this Exhibit, the employing entity shall be called "Company".

The material terms of the Employment Agreements of Michel and Russo are the following:

a.       Title and Capacity:

         (i) Michel: Executive Vice President and Chief Operating Officer of TC (or, pending the formation of TC, each of Dyer Communications and MR).

         (ii) Russo: Executive Vice President and Co-Creative Director of TC (or, pending the formation of TC, each of Dyer Communications and MR).

b.       Term/Exclusivity:

         (i) The Term shall be one (1) year commencing as of January 1, 1999, which shall be subject to automatic renewal for one (1) additional year commencing as of January 1, 2000 unless the Company notifies Michel or Russo , as the case may be, of its desire not to renew at least sixty
         (60) days prior to December 31, 1999. If so renewed, the Term shall be subject to automatic renewal for an additional renewal period of one
         (1) year through December 31, 2001, unless either party notifies the other of its desire not to renew at least sixty (60) days prior to December 31, 2000; provided, however, that if Michel or Russo, as the case may be, provides such notice of non-renewal, then during the year ending December 31, 2001, he shall not (A) compete with the Company's business, (B) call on, solicit, take away or attempt to call on , solicit or take away any of the customers of the Company or (C) solicit any of the Company's employees to leave the employ of the Company. The Term and possible extension(s) shall be subject to earlier termination as briefly described in subparagraph f below.

         (ii) The services shall be exclusive and all results and proceeds of services owned by Company; provided, however, that Sellers shall be entitled to devote a non-material portion of their time to other activities and business interests.

         (iii) The services shall be rendered in Company's business premises in Los Angeles County, which shall be not more than ten (10) miles from the current location of Total's offices at 9107 Wilshire Boulevard, Suite 475, Beverly
         Hills, California.

c.       Fixed Compensation:

For each of Michel and Russo:

         (i)      For year 1:  $150,000 per year.

         (ii)     For possible year 2:  $175,000 per year.

         (iii)    For possible year 3:  $195,000 per year.

Such compensation shall be payable in accordance with Company's standard payroll policies and shall have deducted any applicable withholding taxes and standard and legally required deductions.

d.       Incentive Compensation:

Each of Michel and Russo shall receive within 30 days after Total reports its revenues for 1999 and each calendar year during which he is employed under this Agreement, and in any event within 120 days after the end of each such year, an incentive compensation payment ("Incentive Compensation") equal to six and one-third percent (6.333%) of the amount, if any, by which (i) the gross sales revenue of TC (which for purposes of this paragraph (d) shall include in any event MR, Dyer Communications, Skyrocket Interactive and any business unit providing similar services which may be created or acquired by Total, TC or their subsidiaries or affiliates) during such calendar year, exceeds (ii) the gross sales revenue in 1998 of MR, Dyer Communications and Skyrocket Interactive. For purposes hereof, gross sales revenues shall be determined in accordance with generally accepted accounting principles, consistently applied, and shall be the amount of gross sales revenues of TC which are reflected in the audited financial statements of Total. Such gross sales revenues shall be certified by the chief financial officer of Total and shall be subject to reasonable opportunity for audit thereof by Michel, Russo or their respective representatives. Michel and Russo shall not audit the books of the Company more than once in any twelve month period. Any such audit shall be conducted during normal business hours after reasonable advance notice to Total and shall be completed within thirty (30) days after Total provides all requested records.

e.       Benefits:

         (i) Automobile Allowance: Monthly automobile allowance equal to the sum of (a) $395.00 in the case of Michel and $391.78 in the case of Russo plus (b) the lesser of (i) the incremental monthly cost to each of Michel and Russo, as the case may be, of insuring his leased car on his personal automobile insurance policy with coverage comparable to that currently maintained by the Company or (ii) the monthly cost currently being incurred by MR in insuring such car.

         (ii) Business Expenses: Reasonable business and travel expenses will be reimbursed to each of Michel and Russo. Such expenses shall be reimbursed within 30 days after delivery to Company of an itemized statement and sufficient backup documentation. In no event shall the nature and amount of such expenses be less than the expenses currently provided by MR (on an annual basis).

         (iii) Medical and other benefits: The Company shall provide to each of the Sellers and their dependents the same medical and dental coverage as is maintained for Gerald Green or his successor as Total's chief executive officer. In the event that such medical and dental coverage is not available in full (whether as a result of any pre-existing condition exclusion or otherwise) until a later date, the Company shall, in the interim, pay or reimburse Michel and Russo for the cost of maintaining their current coverage after the Closing Date under COBRA. On or before June 30, 1999, the Company will adopt a 401(k) plan or other tax deferred savings plan providing benefits to Sellers which are substantially the same as those currently provided to Sellers under the Simple IRA currently provided by MR to Sellers. The Company shall take whatever action is necessary in accordance with applicable law to terminate the active participation of the participants in such Simple IRA. Upon the expiration of the current term of the life insurance policies currently maintained by MR for the benefit of Michel and Russo (which the parties understand to be May 14, 1999 in the case of Russo and July 27, 1999 in the case of Michel), the Company shall either renew such coverage or provide insurance coverage of at least the same amounts for the remainder of the Term of employment of Michel or Russo, as the case may be. Upon the expiration of the current term of the disability insurance policy currently maintained by MR for Michel and Russo (which the parties understand to be March 2, 1999, the Company shall either renew such coverage or provide disability insurance coverage of at least the same amounts with at least the same benefits for the remainder of the Term of employment of Michel or Russo, as the case may be.

         (iv) Vacation: twenty working days per accruing, for accounting purposes, prorata for each week of services rendered hereunder, to be utilized at such times and periods as shall be mutually agreed in good faith between the parties.

         (v) Travel: all travel shall be conducted during normal business hours; same class of travel and accommodations as provided to other similar level executives of Total.

f.       Termination:

         (i) Death or Disability: Immediately upon death or upon notice for absence caused by disability for 60 consecutive days (or 90 days in the aggregate) in any 12 month period of the Term, all Fixed and Incentive Compensation vested to the date of death or disability is paid; provided, however, that the Company shall have no right to terminate either Seller's employment as a result of the disability of such Seller unless such Seller is entitled to full benefits for permanent, total disability under the disability insurance policy maintained by the Company for the benefit of such Seller pursuant to Section (e)(iii) above.

         (ii) For Cause: Immediately upon cause for termination; Customary definition (including (a) material breach which is not cured within five (5) days after the Company provides written notice of such breach,
         (b) felony and (c) alcoholism); all accrued Fixed and Incentive Compensation vested to the termination date is paid, without prejudice to any of Company's other rights. In the event of termination for cause of a Seller in accordance with the foregoing sentence, the prohibitions set forth in Section (b)(i)(A), (B) and (C) shall apply for one year after the effective date of such termination.

         (iii) Without cause: Upon 3 (three) months prior notice; provided, however, that in the event that either Seller is terminated without cause pursuant to this Section (f)(iii), such Seller shall be entitled to his full Fixed and Incentive Compensation and all other benefits set forth herein through the end of the then current Term or renewal term (or through the end of the next succeeding renewal term if such termination occurs in the final sixty (60) days of any year and no notice of non-renewal is provided by either party prior to such sixty-day period).

         (iv) In the event of the termination of the employment of either Seller by the Company, then irrespective of whether such termination is voluntary or involuntary or with or without cause, such Seller shall thereafter hold in confidence and not disclose any of the trade secrets or confidential information of the Company which is not known or available to the public, except that such Seller may disclose any such trade secret or confidential information to the extent and only to the extent required by law or legal process.

g.       Sellers' Right to Terminate Employment Agreement:

         (i) Each of Michel and Russo may terminate his employment agreement (upon 60 days written notice to Total) if in his sole discretion he elects to do so at any time after any entity or person other than Total acquires a controlling interest in TC, any entity or person other than Gerald Green acquires a controlling interest in Total. Notwithstanding the foregoing, Total may provide written notification to Michel and Russo of such acquisition, and if neither Michel nor Russo objects to such acquisition within ten (10) business days after his receipt of such notification, their right to terminate their respective Employment Agreements after such acquisition shall be deemed waived. For purposes hereof, the term "controlling interest" shall mean ownership of record and beneficially of capital stock or other equity securities of TC or Total, as the case may be, having at least 50% of the total voting power of the such company or the total right to any dividends or other distributions by such company, whether in the ordinary course or upon liquidation. If either Michel or Russo elects to terminate his employment in such event, Total shall be obligated to pay the balance then due on the Employment Agreement (i.e., the total amount of Fixed and Incentive Compensation and the value of all other benefits set forth herein through the end of the then current Term or renewal term (or through the end of the next succeeding renewal term if such termination occurs in the final sixty (60) days of any year and no notice of non-renewal is provided by either party prior to such sixty-day period)). Such payment shall be made at the expiration of the 60-day notice period; provided, however, that such Incentive Compensation shall be paid at the time such Incentive Compensation would otherwise be payable hereunder.

         (ii) Each of Michel and Russo may terminate his employment agreement (upon 60 days' written notice) if in his sole discretion he elects to do so at any time after he is asked or instructed to report to any person other than Gerald Green. Notwithstanding the foregoing, Total may provide written notification to Michel and Russo of such change in reporting relationship, and if neither Michel nor Russo objects to such change within thirty (30) days after his receipt of such notification, their right to terminate their respective

         Employment Agreements after such change shall be deemed waived. If such decision is made, Total shall be obligated to pay the balance then due on the Employment Agreement (i.e., the total amount of Fixed and Incentive Compensation and the value of all other benefits set forth herein through the end of the then current Term or renewal term (or through the end of the next succeeding renewal term if such termination occurs in the final sixty (60) days of any year and no notice of non-renewal is provided by either party prior to such sixty-day period)). Such payment shall be made at the expiration of the 60-day notice period; provided, however, that such Incentive Compensation shall be paid at the time such Incentive Compensation would otherwise be payable hereunder.

h. No Duty to Mitigate Damages. In the event of the termination of the employment of either Seller, whether in accordance with the provisions of this Agreement or otherwise, such Seller shall have no obligation to seek employment or to accept any employment in order to mitigate the damages or other amounts owing by the Company to such Seller hereunder, and in the event that such Seller accepts other employment, any compensation earned by him in connection therewith shall not reduce or otherwise affect the amount of any payment required to be made to such Seller as a result of such termination.

As of July 28, 1999


Mr. D. Daniel Michel
11414 Bolas Street
Los Angeles, CA 90049


Mr. Howard Russo
327 10th Street
Santa Monica, CA 90402


Re:      Michel/Russo, Inc. / Stock Purchase


Dear Dan and Howie:


Reference is hereby made to the agreement ("Agreement") dated as of December 23rd, 1998 between D. Daniel Michel and Howard Russo, on the one hand, and Total Film Group, Inc.("Total"), on the other hand, with respect to the acquisition by Total of one hundred percent (100%) of Michel/Russo, Inc. issued and outstanding capital stock.

The Agreement is amended as follows:

1. The provisions of Paragraph 3.b are hereby intentionally deleted and replaced by the following provisions: "In consideration for the sale and transfer of 100% of the Shares and all of MR's assets and property, Total shall deliver to Michel and Russo 100,000 shares of common stock of Total ("Total Shares"), such certificates to bear a restrictive legend in compliance with Rule 144 promulgated by the Securities and Exchange Commission under the Securities Act of 1933, as amended, as follows: 50,000 of said shares to be delivered to D. Daniel Michel and 50,000 of said shares to be delivered to Howard Russo.

2. The provisions of Paragraph 3.e are hereby intentionally deleted and replaced by the following provisions: "Each party agrees to pay, without right of reimbursement from the other party, the costs incurred by it in the performance of its obligations under this Agreement and the consummation of the transactions contemplated hereby, including the fees and disbursements of its counsels, accountants and consultants employed by such party in connection herewith; provided, however, that Total agrees, upon presentation of the appropriate invoice, to pay Sellers' attorneys' fees up to $12,800 (twelve thousand eight hundred dollars)".

3. In Paragraph 8.b., 2nd line, the words "December 31, 1997" are hereby intentionally deleted and replaced by the words "June 30, 1998".

4. In Paragraph 8.b., 3rd line, the words "December 31, 1997" are hereby intentionally deleted and replaced by the words "June 30, 1998".

5. The provisions of Paragraph d. of Exhibit A are hereby intentionally deleted and replaced by the following provisions:

"IX.     Incentive Compensation & Stock Option:

A. Incentive Compensation: Each of Michel and Russo shall receive within thirty (30) days after Company reports its revenues for the six (6) month period ended June 30, 1999 and then for each fiscal year during which he is employed under this Agreement, and in any event within one hundred and twenty (120) days after the end of such six (6) month period ended June 30, 1999 and then of each such fiscal year, an incentive compensation payment ("Incentive Compensation") equal to five percent (5%) of the net profits of TC and its wholly owned subsidiaries. The term "net profits" as used in this paragraph, shall mean TC's and its wholly owned subsidiaries' consolidated annual net operating income before the deduction or allowance for federal or state income taxes. The determination of net profits shall be made by TC's auditor in accordance with generally accepted accounting principles, consistent with TC's past accounting practices, and shall be conclusive on all parties. Michel and Russo may, at their own expense, but not more than once annually, audit the applicable records. Any such audit shall be conducted only by a public accountant during reasonable business hours after reasonable advance notice and in such manner as not to interfere with Company's normal business activities and shall not continue more than thirty (30) consecutive days.

B. Stock Option: As additional compensation, Total hereby grants to each of Michel and Russo the option to purchase 50,000 shares of common stock of Total as set forth in the form of Stock Option attached hereto as Exhibit B and incorporated herein by this reference".

6. In Paragraph e.(iv) of Exhibit A, 1st line, the word "annum" is added between the words "twenty working days per" and the word "accruing".


All other terms and conditions of the Agreement remain the same.

Thank you for acknowledging your agreement with the above terms by signing where indicated below.


Sincerely yours,
TOTAL FILM GROUP, INC.

By: /s/ Gerald Green                                          Date: 12/23/99
Its: President

ACCEPTED AND AGREED:

/s/ Daniel Michel, Jr.                                        Date: 12/23/99
/s/ Howard Russo                                              Date: 12/23/99